Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Phone: 717.763.7064
Fax: 717.763.6424
Web: www.harsco.com

January 14, 2013

CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Terence O’Brien, Accounting Branch Chief
Jenn Do, Staff Accountant
Al Pavot, Staff Accountant

Re:	Harsco Corporation
Form 10-K
Filed February 28, 2012
File No. 1-03970
Ladies and Gentlemen:
Harsco Corporation, a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 28, 2012, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed February 28, 2012.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the year ended December 31, 2011
Management’s Discussion and Analysis, page 29

1.
We note your risk factor on page 11 regarding the risks arising from doing business internationally, including restrictions on repatriating earnings. We also note from page 12 that approximately 67% of your 2011 and 2010 revenues were derived from operations outside of the US. Please tell us and disclose in MD&A in future filings how much of your consolidated cash balance is held in foreign accounts and whether there are any restrictions over the ability of the registrant to transfer funds with and among its subsidiaries. Additionally, please tell us how you considered the requirements under Rule 5-04 to provide condensed parent-only financial statements of the registrant in Schedule I.

Response:
At December 31, 2011, the Company’s consolidated cash and cash equivalents included $103.9 million held by foreign subsidiaries. At December 31, 2011, less than 5% of the Company’s consolidated cash and cash equivalents had regulatory restrictions that would preclude the transfer of funds with and among subsidiaries. The cash and cash equivalents held by foreign subsidiaries also included $30 million held in consolidated joint ventures. The joint venture agreements may require joint venture partner approval to transfer funds with and among subsidiaries. While the Company’s remaining foreign cash and cash equivalents can be transferred with and among subsidiaries, the majority of these foreign cash balances will be used to support the on-going working capital needs and continued growth of the Company’s foreign operations.

In future filings, the Company will disclose in the Liquidity and Capital Resources section of MD&A the amount of consolidated cash and cash equivalent balances held in foreign accounts and address any restrictions on those balances.

Rule 5-04 of Regulation S-X requires that Schedule I be filed when the restricted net assets, as defined by Rule 4-08(e)(3) of Regulation S-X, of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As part of the Company’s annual disclosure process, restricted net assets of consolidated subsidiaries are evaluated to determine whether they exceed 25 percent of consolidated net assets as of the fiscal year end. As of December 31, 2011, restricted net assets of consolidated subsidiaries represented approximately 3% of consolidated net assets. Therefore the Company concluded that Schedule I under Rule 5-04 of Regulation S-X was not required to be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

2.
The 2011 effective rate of 119.6%, as discussed on page 44, appears to be attributable primarily to the change in the realizability of the deferred tax assets related to your U.K. pension obligations. Your disclosure on pages 99-100 indicates that such change in realizability was due to “the recent negative financial performance of the Company’s U.K. operations and restructuring charges” and as a result, you recorded a non-cash tax expense of $35.4 million in the fourth quarter of 2011. This expense significantly contributed to the net loss incurred in the fourth quarter. Please tell us your consideration for providing a discussion of the performance of the U.K. operations, including trends, potential impacts on future operations, your method for grouping the related long-lived assets, and your assessment of potential impairment of related assets. Tell us whether you provided forewarning disclosure regarding your U.K. operations in periodic reports prior to incurring the charge.

Response:
The performance of the U.K. Infrastructure operations is the primary reason for the negative financial performance of the Company’s U.K operations. In each of the Company’s Quarterly Reports on Form 10-Q for 2011, the Company discussed the continued challenging environment the Harsco Infrastructure Segment faced in the U.K. For example, the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 included the following disclosure in the Outlook, Trends and Strategies section of MD&A on page 31. The Company indicated that “uncertainties remain in key end markets, particularly in the United Kingdom, several other European countries and, to a lesser degree, the United States.” In addition the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 included the following disclosure in the Outlook, Trend and Strategies section of

MD&A on page 32, “At this time, the Company expects this Segment’s fourth quarter loss to be higher than those of both the second and the third quarters of 2011, due principally to market conditions in the United Kingdom…”
The negative financial performance of the Infrastructure U.K. operations was also discussed in the Company’s quarterly earnings release furnished on Form 8-K for the quarter ended September 30, 2011. The following disclosure was included: “The Harsco Infrastructure Segment continued to benefit in the third quarter from cost savings generated from the successful implementation of its major restructuring plan announced at the end of 2010.  However, during the third quarter there was a significant further deterioration in the operating results in the United Kingdom due to that country's worsening economic conditions.  According to published reports in early September, new construction orders in the U.K. had reached a thirty-year low.  Had it not been for the significant negative impact of the U.K., the overall Infrastructure business results would have been close to break-even for the third quarter. As a result of the further decline of the U.K. market and the slowdown in Western Europe, the Company is currently reviewing additional countermeasures and cost reduction actions to improve future results.”
In providing the above noted disclosures the Company considered the trends and market outlook based on company specific information as well as third-party published information regarding the U.K. market. The Company also considered these factors in assessing potential impairment of assets. For operations within the Harsco Infrastructure Segment the Company principally groups long-lived assets at the country level. Long-lived assets in the U.K. were evaluated as part of both the Fourth Quarter 2010 Harsco Infrastructure Program, and the 2011/2012 Restructuring Programs, and were written down as appropriate as part of the product line rationalization effort. The Company’s restructuring programs are disclosed in detail beginning on page 128 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 in Note 18 to the Consolidated Financial Statements, Restructuring Programs. The product line rationalization effort is disclosed in detail on page 127 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 in Note 16 to the Consolidated Financial Statements, Other (Income) Expenses.

3.
In drafting future discussions of off-balance sheet arrangements such as the one on page 47, please include: the business purpose of your off-balance sheet arrangements; the importance of such arrangements to you; and any revenues, expenses, cash flows arising from or any interests retained, securities issued or other indebtedness incurred as a result of such arrangements, as called for by Items 303(a)(4)(i(A), (B), and (C), respectively, of Regulation S-K. While you discuss your off-balance sheet risk and third-party guarantees in greater detail in Note 14 to the Consolidated Financial Statements, Financial Instruments, on page 111, per Instruction 5 to Item 303(a)(4) of Regulation S-K, a clear cross-reference must be provided. Please provide an appropriate cross-reference in future filings.

Response:
In future filings, the Company will provide an appropriate cross-reference to Note 14 to the Consolidated Financial Statements, Financial Instruments, in accordance with Instruction 5 to Item 303(a)(4) of Regulation S-K. The Company believes that the Off-Balance Sheet Risk and Off-Balance Sheet Risk – Third Party Guarantees sections of Note 14 to the Consolidated Financial Statements, Financial Instruments provide the required disclosures in accordance with Items 303 (a)(4)(i)(A), (B), and (C), respectively of Regulation S-K.

Cash Requirements, page 46

4.	Please tell us and revise future filings to describe the nature of purchase obligations included within the table of contractual obligations.
Response:
Purchase obligations included within the table of contractual obligations at December 31, 2011, represented legally-binding obligations to purchase property, plant and equipment, inventory and other commitments made in the normal course of business to meet operational requirements. Purchase obligations are generally expected to be fulfilled within one year.

In future filings, the Company will include a footnote to the table of contractual obligations to describe the nature of purchase obligations included within the table.

Cash Flow Summary, page 51

5.
We note from the statements of cash flows on page 67 the line item Other assets and liabilities had a material adverse impact on operating cash flows in each period presented. We note the same is true in each of the Forms 10-Q of 2012. Please tell us and revise future filings as appropriate to disclose the nature of the material components of this line item and to discuss significant changes therein for the periods presented.

Response:
The following table summarizes the material components of the line item Other assets and liabilities from the Statements of Cash Flows:

	For the Year Ended December 31
(in thousands)	2011	2010	2009
Changes in the line item Other assets and liabilities as shown on the Statements of Cash Flows	$(31,806)	$(45,616)	$(76,493)

Components:
Change in net defined benefit pension liabilities	(19,611)	2,935	(10,107)
Change in advances on contracts liabilities	(17,079)	(20,822)	4,242
Change in net income tax assets/liabilities	6,184	(18,480)	(36,692)
Other	(1,300)	(9,249)	(33,936)

The change in net defined benefit pension liabilities reflects principally the timing of the Company’s cash contributions to its various plans compared with net periodic pension cost.  Cash contributions to U.S. and international plans totaled $32 million, $19 million and $29 million for the years ended December 31, 2011, 2010 and 2009, respectively, offset by net periodic pension cost of $14 million, $20 million and $19 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The change in advances on contracts liabilities reflects net activity under contract terms, as advances are received (increasing the liability) and deliveries complete the earnings process (decreasing the liability). Cash advances on contracts totaled $18 million, $52 million and $70 million for the years ended December 31, 2011, 2010 and 2009, respectively, offset by deliveries resulting in decreases of $35 million, $73 million and $65 million for the years ended December 31, 2011, 2010 and 2009, respectively. The Harsco Rail Segment was the principal source of activity in this line item.

The change in net income tax assets/liabilities principally reflects income tax expense of $50 million, $4 million and $19 million for the years ended December 31, 2011, 2010 and 2009, respectively, offset by cash tax payments of $42 million, $27 million and $57 million for the years ended December 31, 2011, 2010 and 2009, respectively. Note 10 to the Consolidated Financial Statements, Income Taxes, describes income tax expense for the years presented.

Other changes in the line item Other assets and liabilities from the Statements of Cash Flows are related to timing of payment of accrued expenses, non-income taxes, customer rebates, severance accruals, insurance settlements and other operating assets or liabilities not individually identified within the Statements of Cash Flows. These items were not individually material, which is why they were grouped together. Activity for the year ended December 31, 2009 included an $11 million insurance settlement.

In future filings, the Company will disclose the nature of the material components of the line item Other assets and liabilities from the Statements of Cash Flows in the Cash Flow Summary section of Liquidity and Capital Resources in MD&A.

6.
Please revise future filings to discuss cash provided by and used in operating, investing and financing activities for all periods. In this regard, you have not discussed cash from these activities for 2009. Refer to Sections 501.13 and 501.13.b. of the FRC.

Response:
In future filings, the Company will discuss cash provided by and used in operating, investing and financing activities for all periods presented.

Application of Critical Accounting Policies, page 52

7.	We have made the following observations based on information in the Employee Benefit Plans footnote:

•	The $148,690 net actuarial loss (page 90) makes up most of your 2011 accumulated other comprehensive loss;

•	The aggregate $120,204 of actuarial losses (page 89) materially impacted the funded status of your US and International pension plans; and

•	The aggregate $25,952 actual return on plan assets (page 89) decreased significantly in 2011 and adversely impacted the funded status of your US and International pension plans.

Since plan contributions are material to operating cash flows and liquidity, and since the aggregate $53,539 pension expense (page 88) is material to the 2011 net loss, in future filings, please disclose in MD&A any factors that materially impacted the funded status of your plans and/or OCI for each period presented. The existing critical accounting pension disclosures on pages 53-54 do not explain the adverse results that occurred in 2011.

Response:

In future filings, the Company will disclose in the Liquidity and Capital Resources section of MD&A and/or other relevant sections of MD&A as appropriate, factors that materially impacted the funded status of the Company’s pension plans and/or other comprehensive income (loss) for each period presented.

Consolidated Statements of Income, page 66

8.	Given the 2011 net loss, please revise the title of this financial statement, in future filings as applicable, to Consolidated Statements of Operations.
Response:
In future filings, the Company will revise the title of this financial statement to “Consolidated Statements of Operations” when a net loss for any period is presented.

Section 16(a) Beneficial Ownership Reporting Compliance, page 73

9.
You disclose here that Scott Jacoby filed one late Form 4. Please note that Regulation S-K Item 405(a)(2) requires disclosure of the number of transactions that were not reported on a timely basis as well as the number of late reports. Please include this information in future filings as applicable.

Response:
If applicable in future filings, the Company will include beneficial ownership information regarding both the number of late reports as well as the number of transactions that were not reported on a timely basis, as required by Regulation S-K Item 405(a)(2).

Note 11 – Commitments and Contingencies, page 101

10.
In your discussion of the various contingencies in Note 11, you use various wording to address the potential for losses in excess of amounts accrued. However, it is not clear whether the reasonably possible range of loss in addition to the amount accrued is immaterial to the financial statements for each type of contingency discussed. For contingencies described in future filings, please clearly state, when true, that the reasonably possible range of loss in addition to the amount accrued is not material to the financial statements. Please provide us with an example of the revised disclosure that would be appropriate as of December 31, 2011.

Response:
For contingencies described in future filings, the Company will clearly state, when true, that the reasonably possible range of loss in addition to the amount accrued is not material to the financial statements.
An example of revised disclosure, appropriate as of December 31, 2011, for inclusion in Note 11 to the Consolidated Financial Statements, Commitments and Contingencies follows. Additions to the Company’s original disclosure are underlined and deletions are ~~struck through~~.
From Environmental
The Company evaluates its liability for future environmental remediation costs on a quarterly basis. ~~Actual~~Although actual costs to be incurred at identified sites in future periods may vary from the estimates~~,~~ (given inherent uncertainties in evaluating environmental exposures~~. The~~), the Company does not expect that any ~~sum it may have to pay~~costs that are reasonably possible to be incurred by the Company in connection with environmental matters in excess of the amounts ~~recorded or disclosed above~~accrued would have a material adverse effect on ~~it’s~~ the Company’s financial ~~position~~condition, results of operations or cash flows.

* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 717-612-5642.

Very truly yours,

/s/ Barry E. Malamud
Barry E. Malamud
Interim Chief Financial Officer